UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31141 / July 1, 2014

In the Matter of	:
	:
KOHLBERG KRAVIS ROBERTS & CO. L.P.	:
KKR NORTH AMERICA FUND XI ESC L.P.	:
KKR ASIAN FUND II ESC L.P.	:
KKR ENERGY INCOME AND GROWTH FUND I ESC L.P.	:
KKR REAL ESTATE PARTNERS AMERICAS ESC L.P.	:
KKR NORTH AMERICA XI LIMITED	:
KKR ASIA II LIMITED	:
KKR EIGF LLC	:
KKR REPA GP LLC	:
	:
9 West 57th Street, Suite 4200	:
New York, NY 10019	:
	:
(813-382)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Kohlberg Kravis Roberts & Co. L.P., KKR North America Fund XI ESC L.P., KKR Asian Fund II ESC L.P., KKR Energy Income and Growth Fund I ESC L.P., KKR Real Estate Partners Americas ESC L.P., KKR North America XI Limited, KKR Asia II Limited, KKR EIGF LLC, and KKR REPA GP LLC filed an application on September 20, 2012, and amendments on May 6, 2013, December 31, 2013, and May 29, 2014 requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On June 3, 2014, a notice of filing of the application was issued (Investment Company Act Release No. 31070). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Kohlberg Kravis Roberts & Co. L.P., et al., (File No. 813-382), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary